FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the

Securities Exchange Act of 1934

For the month of April 2008

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                           No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a translation of press release issued by the registrant on April 3, 2008.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Translation

Cantv’s Shareholders approved dividend payment of Bs. 884.18 or Bs.F 0.8841 per share

Dividends will be paid on April 15, 2008 to shareholders of record on April 8, 2008

Caracas, Venezuela (April 03, 2008) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) today announced that, at its Annual Shareholders’ Meeting held last Monday, its shareholders approved the payment of an ordinary dividend for 2008 of Bs. 757.14 or Bs.F 0.7571 per share (Bs. 5,299.98 or Bs.F. 5.29998 per ADS (equivalent to US$ 2.47 calculated at the official exchange rate of Bs.F 2.15 per US$), and an extraordinary dividend of Bs. 127.04 or Bs.F. 0.1270 per share (Bs. 889.28 or Bs.F. 0.889 per ADS (equivalent to US$ 0.414), for a total dividend payment of Bs.884.18 or Bs.F. 0.8841 per share (Bs.F 6,189.26 or Bs.F. 6.1892 per ADS equivalent to US$ 2.88 per ADS).

This dividend will be paid on April 15, 2008 to shareholders of record on April 8, 2008.

At the meeting, Shareholders also approved Cantv’s annual report and financial statements for the fiscal period ended December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Alexander Sarmiento
Alexander Sarmiento
Interim Chief Financial Officer

Date: April 3, 2008